# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Inhibrx Biosciences, Inc., CIK 0002007919
CUSIP: 45720N103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11025 N. Torrey Pines Road, Suite 140, La Jolla, California (CA), 92037
Date of event which requires filing of this statement: 06/03/2024
Amends the filing with accession number 0000950142-24-001549
Filed by CIK 0001366268
Persons authorized to receive notices and communications: Jon Faiz Kayyem, c/o Inhibrx Biosciences, Inc., 11025 N. Torrey Pines Road, Suite 140, La Jolla, California (CA), 92037, 858-795-4220

## Reporting persons
- The Jon F. Kayyem and Paige Gates-Kayyem Family Trust (CIK 0001821293): type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 509,360; shared voting power 0; sole dispositive power 509,360; shared dispositive power 0; aggregate amount beneficially owned 509,360 (3.5% of the class)
- Jon Faiz Kayyem (CIK 0001366268): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,149,046; sole dispositive power 0; shared dispositive power 1,149,046; aggregate amount beneficially owned 1,149,046 (7.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Inhibrx Biosciences, Inc.
Address of issuer's principal executive offices: 11025 N. Torrey Pines Road, Suite 140, La Jolla, California (CA), 92037
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on June 3, 2024 (as amended, the "Schedule 13D"), relating to the shares of common stock, par value $0.0001 per share (the "Common Stock") of Inhibrx Biosciences, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information presented in Item 5(c) of this Schedule 13D is incorporated herein by reference. Dr. Kayyem's personal funds were used for the purchases reported herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 11 and 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

The ownership information presented herein represents beneficial ownership of Common Stock as of the date hereof, based on 14,475,904 shares of Common Stock outstanding as of November 8, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2024.

Dr. Kayyem is the beneficial owner of 1,149,046 shares of Common Stock, which consist of (i) 509,360 shares of Common Stock held by The Jon F. Kayyem and Paige Gates-Kayyem Family Trust (the "Trust"), of which Dr. Kayyem is the trustee, (ii) 250,000 shares of Common Stock held by Jon Faiz Kayyem Revocable Trust (the "Jon Revocable Trust"), of which Dr. Kayyem is the trustee, (iii) 250,000 shares of Common Stock held by Paige Gates-Kayyem Revocable Trust (the "Paige Revocable Trust"), of which Dr. Kayyem's spouse is the trustee and (iv) 139,686 shares of Common Stock held in custodial accounts managed by Dr. Kayyem for the benefit of Dr. Kayyem's immediate family (the "Custodial Accounts").
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7-10 of the cover page of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
The following open-market transactions of Common Stock were effected between May 31, 2024-November 20, 2024. Dr. Kayyem undertakes to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares and prices at which the transactions were effected:

On May 31, 2024, the Trust purchased 70,193 shares at prices ranging from $15.75 to $16.25, with a weighted average price per share of $16.14.

On June 3, 2024, the Trust purchased 46,792 shares and 80,738 shares at prices ranging from $16.25 to $16.75 and $17.40 to $18.10, respectively, with a weighted average price per share of $16.61 and $17.90, respectively.

On June 4, 2024, the Trust purchased 65,337 shares and 23,726 shares at prices ranging from $17.01 to $18.00 and $18.01 to $18.50, respectively, with a weighted average price per share of $17.44 and $18.24, respectively.

On June 5, 2024, the Trust purchased 49,284 shares and 8,265 shares at prices ranging from $16.81 to $17.805 and $17.81 to $18.10, respectively, with a weighted average price per share of $17.23 and $17.89, respectively.

On November 19, 2024, 69,686 shares of Common Stock were purchased on behalf of the Custodial Accounts at prices ranging from $14.09 to $14.25, with a weighted average price per share of $14.2269.

On November 20, 2024, 37,500 shares of Common Stock were purchased on behalf of the Custodial Accounts at prices ranging from $13.93 to $14.25, with a weighted average price per share of $14.1921.

The following gift transactions of Common Stock were effected between June 24, 2024-December 16, 2024:

On June 24, 2024, the Trust gifted 89,050 shares, 20,000 shares of which were gifted to the Custodial Accounts.

On December 6, 2024, the Trust gifted 52,000 shares.

On December 16, 2024, the Trust gifted 250,000 shares to each of the Jon Revocable Trust and the Paige Revocable Trust.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of December 16, 2024, the Trust ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock .

## Signatures
- The Jon F. Kayyem and Paige Gates-Kayyem Family Trust: /s/ Jon Faiz Kayyem, Jon Faiz Kayyem, Trustee (02/26/2025)
- Jon Faiz Kayyem: /s/ Jon Faiz Kayyem, Jon Faiz Kayyem (02/26/2025)